FOR IMMEDIATE RELEASE

BAE Systems 20% shareholding in Airbus

Further to the statement on 2 May 2006 regarding the sale of its 20% shareholding in Airbus, BAE Systems confirms it has served upon EADS a formal notice of exercise of its Put Option.

Issued by
BAE Systems plc
London



